09058517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8 - 053021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 460
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins, Owner (949) 644-5771
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

/

Budge Coll
Signature

Owner
Title

See attached - [illegible]
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } SS.

On February 24, 2009 (DATE), before me, Jackie L. Curran, Notary Public, personally appeared Bradge Collins, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

JACKIE L. CURRAN
COMM. # 1772931
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. OCT. 13, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Jackie L. Curran
NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ______ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☒ OTHER: Limited Liability Co. owner / member

SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

Collins / Bay Island Securities, LLC.

DESCRIPTION OF ATTACHED DOCUMENT

SEC Annual Audited Report
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

—
DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Collins/Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2009

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalent	$	3,211,583
Accounts receivable		877,088
Property and equipment, net		113,839
Other assets		28,669
	$	4,231,179
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	354,006
Accrued benefit cost		167,655
Total liabilities		521,661
Commitment		
Member's equity		3,709,518
	$	4,231,179

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company specializes in marketing third-party investments.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Revenue Recognition

The Company earns asset-based and incentive fees for accounts obtained for third-party investment companies. The fees are recognized on a quarterly or yearly basis as they are recognized by the investment advisors managing the investment companies.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax return. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

Concentration of Revenues

In 2008, the Company received 58% of its management fee revenues and 99% of its performance fee revenues from one manager.

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value

The company complies with Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This statement defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculation. SFAS No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations inputs that are unobservable in the marketplace and significant to the valuation.

SFAS No. 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation. At December 31, 2008 there were no assets or liabilities which fell under SFAS No. 157.

2. Property and equipment

Property and equipment consists of the following at December 31, 2008:

Automobile	$ 119,607
Office equipment	31,302
Furniture and fixtures	74,889
Less accumulated depreciation	(111,959)
Property and equipment, net	$ 113,839

Depreciation expense for the year ended December 31, 2008 was $36,635.

3. Commitment

The Company leases office space under a non-cancellable operating lease expiring in May 2009. At December 31, 2008, the Company's future minimum rental commitment is $24,107 for the year ending December 31, 2009. Rent expense for the year ended December 31, 2008 was $56,630.

4. Pension and profit-sharing plans

The Company has a defined benefit pension plan (the "Plan") that covers all employees who have a minimum of 12 months of service and are 21 years or older. No employee contributions are permitted to the Plan. The Company funds the Plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions to the Plan are determined on an actuarial cost method. The Company uses a December 31 measurement date for the Plan. Employees' benefits vest over five years at a rate of 20% each year after the first year of the employee's service.

With the implementation of SFAS 158, the Company has removed a prepaid pension expense of $33,690 and increased the underfunded pension liability by $167,655.

The following sets forth the funded status of the Plan as of December 31, 2008:

Projected benefit obligation	$	1,198,567
Fair value of plan assets		1,030,912
Net amount included in accrued benefit cost	$	167,655

Accumulated benefit obligation as of December 31, 2008 was $1,185,253. The net actuarial loss and net prior service cost recognized in other comprehensive loss were $476,332 and $0, respectively. Amortization of transition obligation recognized in net period benefit cost was $19,018. In total, other comprehensive loss in the statement of income and comprehensive income for the year ended December 31, 2008 was $457,314. Amounts in accumulated other comprehensive loss that have not been recognized in net periodic benefit cost include net loss, net prior service cost, and net transition obligation of $317,409, $0, and $228,209, respectively.

The accumulated other comprehensive loss as of December 31, 2008 was $545,618. Amounts expected to be amortized in 2009 for net actuarial loss, net prior service cost and net transition obligation are $24,261, $0, and $19,018, respectively.

Weighted-average assumptions used for the year ended December 31, 2008 were as follows:

Discount rate	5.5 %
Salary increase	0.0 %
Expected long-term return on assets	5.5 %

The basis used for determining the discount rate and the overall expected long-term rate of return on assets was a benchmark of segment rates that are required by the Pension Protection Act of 2006. These segment rates are derived from a corporate bond yield curve utilizing bonds in the highest three quality ratings (AAA, AA, A) with maturities of 30 years or less. For the Plan, the rate for corporate bonds maturing in the first 5 years, rounded to 0.5%, was utilized.

4. Pension and profit-sharing plans (continued)

The Plan's assets may be invested in stocks, bonds, mutual funds, options (including written options), savings deposits and other instruments that the Plan's Trustee deems appropriate. The Plan's investments may be changed by the Trustee from time to time. As of December 31, 2008, the Plan's assets are invested entirely in equity securities (69% of Plan assets) and other investment vehicles (31%). The Company's estimated contribution expense to the defined benefit pension plan for the year ended December 31, 2008 is $800,000 of which the unpaid portion of $160,000 has been accrued at December 31, 2008. The Company expects to contribute approximately $750,000 into the Plan during the year ended December 31, 2009. There was $118,520 in benefits paid during the year ended December 31, 2008.

The Company expects to make benefit payments for each of the next five years as follows:

Year ending December 31,		
2009	$	126,540
2010		161,207
2011		159,995
2012		155,760
2013		151,214
2014 to 2019		674,653

The Company also has a profit sharing plan that covers all eligible employees as defined by the plan. The Company's estimated contribution expense to the profit sharing plan for the year ended December 31, 2008 is $30,242, which has been accrued as of December 31, 2008.

The Company also maintains a non-contributory 401(k) plan for the benefit of its eligible employees.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $2,633,000 which was approximately $2,598,000 in excess of its minimum net capital requirement of approximately $35,000.

COLLINS/BAY ISLAND SECURITIES LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008